United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

TABLE OF CONTENTS

Page
Recent Developments	1
Index to Unaudited Condensed Consolidated Interim Financial Statements	F-1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the nine-months period ended September 30, 2009.

The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741), filed with the Securities and Exchange Commission on May 29, 2009.

RECENT DEVELOPMENTS

Results of Operations for the Nine-Month Periods Ended September 30, 2009 and 2008

Summary of Operating Income and Net Income

The table below summarizes our consolidated statement of income for the nine-month periods ended September 30, 2009 and 2008.

	Nine-month period ended September 30,
	2009			2008
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues:
Local service	P.	34,228	38.3%	P.	37,179	39.9%
Domestic long-distance service		10,845	12.1		12,172	13.1
International long-distance service		5,226	5.9		6,386	6.9
Interconnection service		12,599	14.1		14,384	15.4
Internet access services		11,906	13.3		9,539	10.2
Corporate networks		10,096	11.3		8,931	9.6
Other		4,453	5.0		4,547	4.9

Total operating revenues		89,353	100.0		93,138	100.0

Operating costs and expenses:
Cost of sales and services		24,869	27.8		23,881	25.7
Commercial, administrative and general		15,497	17.3		14,635	15.7
Interconnection		8,913	10.0		10,682	11.5
Depreciation and amortization		13,485	15.1		13,449	14.4

Total operating costs and expenses		62,764	70.2		62,647	67.3

Operating income		26,589	29.8%		30,491	32.7%

Other expenses, net		1,213			892
Financing cost:
Interest income		(561)			(603)
Interest expense		4,696			5,171
Exchange (gain) loss, net		(1,041)			856

		3,094			5,424

Equity interest in net income of affiliates		163			69

Income before taxes on profits		22,445			24,244
Provision for income tax		6,970			7,047

Net income	P.	15,475		P.	17,197

Revenues

Total revenues decreased by 4.1% in the first nine months of 2009 compared to the same period in 2008. This decrease was the result of a 7.9% decline revenues from local services, a decline of 13.4% in long-distance revenues and a decline of 12.4% in interconnection revenues, partially offset by an increase of 24.8% in Internet access revenues and an increase of 13.0% in corporate networks revenues. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined to 70.4% in the first nine months of 2009 from 75.3% in the same period in 2008. Revenues from Internet access services and corporate networks grew to 24.6% of our revenues for the first nine months of 2009 compared to 19.8% of our revenues in the same period in 2008.

Local Service Revenues

Local service revenues decreased by 7.9% in the first nine months of 2009 compared to the same period in 2008, primarily due to lower average revenue per local billed call and, due to competition from both wireless and other fixed-line providers, a 7.7% reduction in local traffic volume and a decline of 1.8% in the number of lines in service.

Domestic Long-distance Revenues

Domestic long-distance revenues decreased by 10.9% in the first nine months of 2009 compared to the same period in 2008 primarily due to lower average revenue per minute. This reflects an increase in our offering of multi-service packages that include domestic long-distance minutes, which promotes traffic volumes but reduces average revenue per minute.

International Long-distance Revenues

International long-distance revenues decreased by 18.2% in the first nine months of 2009 compared to the same period in 2008. This decrease was due to a decline in outgoing traffic of 33.1%, reflecting a decrease in Mexico’s economic activity as well as decreased levels of traffic from mobile phone operators, partially offset by an increase in average revenue per minute. Revenues from incoming international long-distance traffic decreased by 7.0% in the first nine months of 2009 compared to the same period in 2008, mainly due to an 11.3% decline in incoming traffic.

Revenues from Interconnection Service

Revenues from interconnection service decreased by 12.4% in the first nine months of 2009 compared to the same period in 2008. This decrease was due to a reduction in the “calling party pays” rate and a decline of 6.3% in local and 21.6% in the long-distance “calling party pays” traffic flows.

Revenues from Internet Access Service

Revenues from Internet access service increased by 24.8% in the first nine months of 2009 compared to the same period in 2008. This increase was primarily due to an increase of 40.1% in the number of Internet access customer accounts, totaling 6.4 million at September 30, 2009, partially offset by lower average revenues per customer account.

Revenues from Corporate Networks

Revenues from corporate networks increased by 13.0% in the first nine months of 2009 compared to the same period in 2008. This increase was due to higher sales of virtual private networks (VPN) services and data-related value-added services.

Other Revenues

Other revenues decreased by 2.1% in the first nine months of 2009 compared to the same period in 2008. This decrease was mainly due to lower revenues from our billing and collection services, partially offset by increased sales of computers at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Costs of sales and services increased by 4.1% in the first nine months of 2009 compared to the same period in 2008. This increase was primarily due to higher labor costs and cost of goods sold attributable to higher sales of computers and telecommunications equipment for corporate customers.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 5.9% in the nine months of 2009 compared to the same period in 2008. This increase was mainly due to higher expenses related to labor costs, charges for doubtful accounts and higher commissions related to growth of broadband services.

Interconnection Costs

Interconnection costs decreased by 16.6% in the first nine months of 2009 compared to the same period in 2008. This decrease was mainly due to a decline in the rate paid to mobile phone operators for calls under the “calling party pays” system and a decline in “calling party pays” traffic.

Depreciation and Amortization

Depreciation and amortization increased slightly by 0.3% in the first nine months of 2009 compared to the same period in 2008.

Operating Income

Operating income decreased by 12.8% in the first nine months of 2009 compared to the same period in 2008, primarily due to the 4.1% decrease in revenues. Operating margin was 29.8% in the first nine months of 2009 compared to 32.7% in the same period in 2008, as the mix of our revenues continued to shift from voice services to Internet access and corporate networks.

Other Expenses, Net

Other expenses, net increased by 36.0% in the first nine months of 2009 compared to the same period in 2008. Other expenses, net were lower for the first nine months of 2008 as a result of tax benefits we recognized in 2008 derived from a tax compliance incentive program established by the Mexican government.

Financing Cost, Net

For the first nine months of 2009, financing cost, net was P.3,094 million compared to P.5,424 million at September 30, 2008. This decrease resulted from the following factors:

•	Interest income decreased by 7.0% in the first nine months of 2009 compared to the same period in 2008, primarily due to a lower average level of interest-bearing assets;

•

Interest expense decreased by 9.2% in the first nine months of 2009 compared to the same period in 2008, primarily due to a decrease in average level of indebtedness, partially offset by higher net fair-value losses on interest-rate swaps; and

•

We recorded a net exchange gain of P.1,041 million in the first nine months of 2009, compared to a net exchange loss of P.856 million in the same period in 2008. This net exchange gain was primarily due to net gains on cross-currency swaps that matured or were terminated and the slight appreciation of the peso against the U.S. dollar during the first nine months of 2009.

Income Tax

We have recorded provisions for income tax of P.6,970 million for the first nine months of 2009 compared to P.7,047 million for the same period in 2008. Our effective rate of corporate income tax as a percentage of pretax profit was 31.1% for the first nine months of 2009 and 29.1% for the same period in 2008. This increase was primarily due to the effects of the application of inflation indexation for tax purposes.

Selected Balance Sheet and Other Data

At September 30, 2009, cash and cash equivalents totaled P.7,827 million, compared to P.6,137 million at December 31, 2008. During the nine months ended September 30, 2009, we used approximately P.8,992 million to pay dividends and repurchase our own shares, and we incurred approximately P.7,386 million in capital expenditures. Our accounts payable and accrued liabilities at September 30, 2009 were P.16,301 million, compared to P.15,918 million at December 31, 2008. At September 30, 2009, our total assets were P.179,325 million, total liabilities were P.135,385 million and total stockholders’ equity was P.43,940 million, compared to total assets of P.187,125 million, total liabilities of P.147,754 million and total stockholders’ equity of P.39,371 million at December 31, 2008.

Capital Expenditures and Other Uses of Cash

Our capital expenditures totaled P.7,386 million in the first nine months of 2009, and we anticipate that our total capital expenditures for 2009 will be approximately P.8,000 million (approximately U.S.$613 million). For 2010, we expect that our capital expenditures will be approximately P.7,500 million (approximately U.S.$522 million). Our budgeted amount excludes any acquisitions that we may make in the future.

We also made, based on actuarial estimates, a contribution to Telmex’s employee pension fund in the amount of P.5,600 million in the third quarter of 2009.

Indebtedness

At September 30, 2009, we had total indebtedness of P.95,385 million (approximately U.S.$7,063 million), a decrease of 10.7% compared to December 31, 2008. In August 2009, we prepaid a portion of a syndicated loan in the amount of approximately P.16,726 million (U.S.$1,300 million) that was originally scheduled to mature in October 2009. In addition, during the first nine months of 2009, we repaid debt in the amount of P.4,654 million (approximately U.S.$346 million) at maturity. In July 2009, we issued two series of peso-denominated senior notes (certificados bursátiles) in Mexico in an aggregate principal amount of P.8,000 million, P.4,000 million of which mature in July 2011 and the remainder of which mature in July 2013. On November 3, 2009, we issued two series of peso-denominated senior notes (certificados bursátiles) in Mexico in an aggregate principal amount of P.6,000 million, P.4,000 million of which mature in October 2014 and P.2,000 million of which mature in October 2016.

Derivatives

At September 30, 2009, our cross-currency swaps covered U.S.-dollar liabilities of P.56,934 million (approximately U.S.$4,216 million) and our short-term forward exchange contracts covered U.S.-dollar liabilities of P.4,997 million (approximately U.S.$370 million). Together these instruments covered 94.3% of our foreign currency-denominated debt.

Approximately 53.2% of our debt in pesos (P.15,800 million as of September 30, 2009) bears interest at variable rates. At September 30, 2009, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.23,752 million. At September 30, 2009, we had cross-currency coupon swaps that covered interest payments of P.4,726 million (approximately U.S.$350 million).

The aggregate effect of our derivative instruments was a net loss of P.1,495 million during the first nine months of 2009, compared to a net loss of P.2,703 million during first nine months of 2008, in each case, reflected in our financing cost, net. The fair value of our derivative instruments was P.13, 376 million as of September 30, 2009, compared to P.20,419 million as of December 31, 2008.

Share Purchase Program

We have continued our share purchase program. During the first nine months of 2009, we purchased 269.8 million L shares for an aggregate consideration of P.3,035 million and 1.4 million A shares for P.15.3 million.

During 2008, we purchased 796.7 million L shares for an aggregate consideration of P.12,764 million and 8.6 million A shares for an aggregate consideration of P.107.7 million.

Recent Events

Regulatory Developments

Between November 2007 and February 2008, the Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Competition Commission”) began seven industry-wide investigations to determine whether any telecommunications operators, including Telmex and certain of our affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, the Competition Commission determined in a final resolution that, in the geographic areas covered by our network, Telmex and our subsidiary Teléfonos del Noroeste, S.A. de C.V. (“Telnor”) have substantial power in the following markets: (1) transit services offered to concessionaires of local and long-distance services in 191 areas of local service that such concessionaires cover; (2) certain wholesale markets for dedicated, leased local and domestic long-distance links, as well as the wholesale markets for dedicated, leased international long-distance and interconnection; (3) call origination offered to other concessionaires of long-distance service; and (4) for switched call completion provided to other concessionaires of local and long-distance service.

We filed with the Competition Commission administrative appeals for reconsideration of the two final resolutions described in (1) and (2) above. The Competition Commission rejected our appeals and we filed a petition for constitutional protection (amparo), which is pending. Based on these final resolutions, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones) could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. With respect to the final resolutions described in (3) and (4) above, we plan to file appeals for reconsideration. The outcome of these matters, the timing for their ultimate resolution and the consequences for us are uncertain. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations. See “Item 3. Key Information — Risk Factors — Regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies” and “Item 4. Information on the Company — Regulation — Regulatory Initiatives Relating to Competition” in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741), filed with the Securities and Exchange Commission on May 29, 2009.

Proposed Tax on Telecommunications Services

The Mexican government recently proposed legislation to impose a new tax of 3% on revenues from certain telecommunication services. The proposal is currently pending in the Mexican Congress. If this legislation is adopted, it could adversely affect our results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

INDEX TO UNAUDITED CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1.d)

	September 30, 2009 (Unaudited)		December 31, 2008
Assets
Current assets:
Cash and cash equivalents	P.	7,827,247	P.	6,136,563
Accounts receivable, net (Note 2)		22,854,683		20,808,763
Derivative financial instruments (Note 4)		13,375,869		20,418,889
Inventories for sale, net		1,414,257		1,914,306
Prepaid expenses and others		3,360,863		2,900,790

Total current assets		48,832,919		52,179,311

Plant, property and equipment, net (Note 3)		107,217,471		112,865,377
Inventories for operation of the telephone plant, net		1,849,517		2,668,410
Licenses, net		935,958		1,025,027
Equity investments		1,702,200		1,494,133
Net projected asset		17,301,225		15,485,402
Deferred charges, net		1,485,884		1,407,687

Total assets	P.	179,325,174	P.	187,125,347

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 4)	P.	23,346,073	P.	22,883,092
Accounts payable and accrued liabilities (Note 5)		16,300,730		15,918,106
Taxes payable		1,937,718		783,543
Deferred credits		1,594,865		1,780,115

Total current liabilities		43,179,386		41,364,856

Long-term debt (Note 4)		72,039,391		84,172,355
Labor obligations (Note 6)		4,388,511		4,997,540
Deferred taxes (Note 11)		15,417,159		16,808,391
Deferred credits		360,684		411,106

Total liabilities		135,385,131		147,754,248

Stockholders’ equity (Note 10):
Capital stock		9,050,320		9,138,632
Retained earnings:
Prior periods		18,297,385		7,197,720
Current period		15,474,430		20,176,936

		33,771,815		27,374,656
Accumulated other comprehensive income items		1,075,772		2,816,625

Controlling interest		43,897,907		39,329,913
Noncontrolling interest		42,136		41,186

Total stockholders’ equity		43,940,043		39,371,099

Total liabilities and stockholders’ equity	P.	179,325,174	P.	187,125,347

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated

Statements of Income

(In thousands of Mexican pesos, except for earnings per share, see Note 1.d)

	Nine-month periods ended September 30,
	2009		2008
Operating revenues:
Local service	P.	34,228,439	P.	37,178,775
Long distance service:
Domestic		10,844,515		12,171,505
International		5,226,245		6,385,778
Interconnection service		12,598,605		14,384,188
Corporate networks		10,096,428		8,930,576
Internet access services		11,905,909		9,538,621
Other		4,453,218		4,548,471

		89,353,359		93,137,914

Operating costs and expenses:
Cost of sales and services		24,869,146		23,881,390
Commercial, administrative and general expenses		15,496,899		14,634,543
Interconnection		8,913,491		10,682,239
Depreciation and amortization (includes P.12,870,123 in 2009 and P. 12,710,963 in 2008, not included in cost of sales and services)		13,485,268		13,448,702

		62,764,804		62,646,874

Operating income		26,588,555		30,491,040

Other expenses, net		1,212,821		891,765

Financing cost:
Interest income		(561,840)		(603,360)
Interest expense		4,696,428		5,171,412
Exchange (gain) loss, net		(1,041,134)		856,247

		3,093,454		5,424,299

Equity interest in net income of affiliates		162,962		69,506

Income before taxes on profits		22,445,242		24,244,482
Provision for income tax (Note 11)		6,969,863		7,047,243

Net income	P.	15,475,379	P.	17,197,239

Distribution of net income:
Controlling interest	P.	15,474,430	P.	17,199,075
Noncontrolling interest		949		(1,836)

	P.	15,475,379	P.	17,197,239

Weighted average number of shares issued and outstanding (millions)		18,435		19,002

Earnings per share	P.	0.84	P.	0.91

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated

Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1.d)

	Nine-month periods ended September 30,
	2009		2008
Operating activities:
Income before taxes on profits	P.	22,445,242	P.	24,244,482
Depreciation and amortization		13,480,639		13,423,937
Interest expense		4,696,428		5,171,412
Other items not requiring the use of cash		4,864,348		5,556,748

		45,486,657		48,396,579
Cash flows used in operating activities		(14,511,285)		(10,210,057)

Net cash flows provided by operating activities		30,975,372		38,186,522

Investing activities:
Acquisitions of plant, property and equipment and other investments		(8,188,241)		(9,792,650)

Net cash flows used in investing activities		(8,188,241)		(9,792,650)

Cash surplus to be applied to financing activities		22,787,131		28,393,872

Financing activities:
New loans		10,667,296		8,562,492
Repayment of loans		(21,379,950)		(2,050,383)
Cash purchase of Company’s own shares		(3,050,230)		(11,080,498)
Dividends paid		(5,942,027)		(5,789,843)
Interest paid		(3,481,441)		(3,771,645)
Derivative financial instruments		2,089,905		(3,438,936)

Net cash flows used in financing activities		(21,096,447)		(17,568,813)

Net increase in cash and cash equivalents		1,690,684		10,825,059
Cash and cash equivalents at beginning of period		6,136,563		4,697,752

Cash and cash equivalents at end of period	P.	7,827,247	P.	15,522,811

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

(Information pertaining to the nine-month periods ended

September 30, 2009 and 2008 is unaudited)

(In thousands of Mexican pesos, see Note 1.d)

1. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) as of December 31, 2008, and for each of the three years in the period ended December 31, 2008, and have been prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) for interim financial information. Accordingly, they do not include all the information and footnotes required by MFRS for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial information have been included. The underlying assumptions used for the main estimates are similar to those used as of December 31, 2008.

Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by MFRS for complete financial statements.

The accounting policies applied on the preparation of the interim financial information are the same applied to the audited consolidated financial statements at December 31, 2008. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company´s annual report on Form 20-F for the year ended December 31, 2008.

b) Use of estimates

The preparation of financial statements in conformity with MFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

c) Consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

d) Recognition of the effects of inflation on financial information

In accordance with MFRS B-10, Effects of Inflation, the Company currently operates in a non-inflationary economic environment because the cumulative inflation rate over the three preceding years ended December 31, 2008 and 2007 was 15.01% and 11.56%, respectively. The amounts shown in the accompanying financial statements are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007.

e) New accounting pronouncements

The Company adopted the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected TELMEX’s accounting policies:

MFRS B-7, Business Acquisitions

This standard requires the application of the purchase method for the recognition of business acquisitions, based on (i) identifying that a business is being acquired; (ii) identifying the acquiring entity; (iii) determining the acquisition date; (iv) recognizing identifiable assets, assumed liabilities and noncontrolling interest in the acquired business; (v) a valuation at fair value of the consideration paid for the acquired business; and (vi) recognizing a related goodwill or, in certain, instances, an excess of acquired net assets over purchase price.

MFRS B-8, Consolidated and Combined Financial Statements

This standard establishes guidelines for preparing and presenting consolidated or combined financial statements and related disclosures. This revised standard includes mainly the following: (i) establishes that a controlled special purpose entity (SPE) is considered to be a subsidiary and therefore must be consolidated; (ii) requires consideration of any potential voting rights that might be exercised or converted by an entity, when identifying the existence of control; (iii) states that intermediary controlling companies do not need to file consolidated financial statements under certain requirements; (iv) establishes new terminology regarding controlling interest and noncontrolling interest; and (v) requires that valuation of noncontrolling interest in the financial statements be determined based on the fair value of net assets of the subsidiary and related goodwill at the time of acquisition.

MFRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

The purpose of this standard is to establish guidelines for the recognition in accounting of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Investments in affiliated companies must be initially recognized based on their fair value and subsequently by applying the equity method. After the first application of the equity method,

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

the investment in the affiliated companies must be tested for impairment. Special purpose entities over which the reporting entity exercises significant influence must also be considered affiliated companies.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. MFRS C-7 also provides the guidelines for determining the existence of significant influence in the case of SPEs.

MFRS C-8, Intangible Assets

The purpose of this standard is to establish guidelines for the valuation, presentation and disclosure of the initial and subsequent recognition of intangible assets acquired individually or through business acquisitions, or that are generated internally in the entity’s normal course of operations.

The standard includes principally: (i) intangible assets are defined and establishes that segregation is not the only condition necessary to determine that an intangible asset is identifiable; (ii) provides additional guidance on the accounting treatment for the initial and subsequent recognition of goodwill and the intangible assets acquired through business acquisitions; (iii) consideration that intangible assets may have a useful life over 20 years; and (vi) a new definition of pre-operating costs is introduced.

The adoption of the new accounting standards mentioned above did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

2. Accounts Receivable

An analysis of accounts receivable is as follows:

	September 30, 2009 (Unaudited)		December 31, 2008
Customers	P.	21,364,936	P.	18,335,111
Related parties		1,177,635		975,362
Net settlement receivables		470,641		478,991
Other		2,423,943		3,403,969

		25,437,155		23,193,433
Less:
Allowance for doubtful accounts		2,582,472		2,384,670

Total	P.	22,854,683	P.	20,808,763

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

3. Plant, Property and Equipment

a)	Plant, property and equipment consist of the following:

	September 30, 2009 (Unaudited)		December 31, 2008
Telephone plant and equipment	P.	317,237,704	P.	314,077,075
Land and buildings		37,121,926		36,987,698
Computer equipment and other assets		48,987,650		47,564,938

		403,347,280		398,629,711
Less:
Accumulated depreciation		297,011,064		286,221,263

Net		106,336,216		112,408,448
Construction in progress and advances to equipment suppliers		881,255		456,929

Total	P.	107,217,471	P.	112,865,377

b)	Depreciation charged to operating costs and expenses in the nine-month periods ended September 30, 2009 and 2008 was
P. 13,388,221 and P. 13,329,830, respectively.

4. Long-term Debt

Long-term debt consists of the following:

	Weighted average interest rate at		Maturities from 2009 through	Balance at
	September 30, 2009 (Unaudited)	December 31, 2008		September 30, 2009 (Unaudited)		December 31, 2008
Debt denominated in foreign currency:
Senior notes	5.1%	5.1%	2015	P.	23,610,743	P.	23,670,364
Bank loans	0.7%	1.8%	2018		41,819,745		61,013,202
Other	2.0%	2.0%	2022		254,976		271,881

Total debt denominated in foreign currency					65,685,464		84,955,447

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,500,000
Domestic senior notes	6.3%	8.8%	2037		22,400,000		14,800,000
Bank loans	4.9%	8.6%	2010		2,800,000		2,800,000

Total debt denominated in Mexican pesos					29,700,000		22,100,000

Total debt					95,385,464		107,055,447
Less short-term debt and current portion of long-term debt					23,346,073		22,883,092

Long-term debt				P.	72,039,391	P.	84,172,355

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted average cost of debt at September 30, 2009 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.0% (6.2% at December 31, 2008).

The Company’s short-term debt and the current portion of long-term debt at September 30, 2009 is P. 23,346,073

(P. 22,883,092 at December 31, 2008), which includes the following:

	Balance at
	September 30, 2009 (Unaudited)		December 31, 2008
Short-term debt:
Domestic senior notes	P.	2,500,000	P.	2,500,000

Current portion of long-term debt:
Senior notes		12,828,990
Domestic senior notes				400,000
Bank loans		8,017,083		19,983,092

Total current portion of long-term debt		20,846,073		20,383,092

Short-term debt and current portion of long-term debt	P.	23,346,073	P.	22,883,092

Senior notes:

a)	In November 2008, TELMEX repaid a bond of P. 13,151,147 (U.S.$ 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P. 442,078.

b)	On January 27, 2005 and with a reopening on February 22, 2005, TELMEX issued bonds in the amount of P.21,892,381
(U.S.$ 1,750 million) divided into two issuances of P. 11,870,243 and P. 10,022,138 (U.S.$ 950 million and U.S.$ 800 million, respectively). The first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. For the nine-month period ended September 30, 2009, interest expense on these bonds was P. 963,882 (P. 739,151 for the nine-month period ended September 30, 2008).

c)	On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P. 4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the nine-month period ended September 30, 2009, interest expense on the bond was P. 304,969 (P. 306,768 for the nine-month period ended September 30, 2008).

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P. 34,531,521

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

(U.S.$ 3,000 million), split into three tranches. The first tranche is for P. 14,963,659 (U.S.$ 1,300 million) and has a three-year maturity. The second tranche is for P. 11,510,507 (U.S.$ 1,000 million) and has a five-year maturity. The third tranche is for P. 8,057,355 (U.S.$ 700 million) with a seven-year maturity. In August 2009, TELMEX repaid the total amount of the first tranche, for which the original maturity was scheduled for October 2009. The balance of these loans at September 30, 2009 is included under Bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P. 5,986,554 (U.S.$ 500 million), split into two tranches in equal amounts of P. 2,993,277 (U.S. $250 million), with maturities of four years and six years, respectively.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the nine-month period ended September 30, 2009, interest expense on these loans was P. 504,578 (P. 1,043,169 at September 30, 2008).

Domestic senior notes (“Certificados Bursátiles”):

On September 30, 2005, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P. 10,000,000 (nominal amount). At December 31, 2006, TELMEX had issued domestic senior notes in the amount of P. 518,800 (P. 500,000 nominal amount) under this program. At December 31 2007, the full amount of the domestic senior notes authorized under the program had been issued.

On December 19, 2007, TELMEX obtained authorization from the CNBV for a program to issue long-term domestic senior notes in a total amount of P. 10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P. 1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P. 8,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). For the nine-month period ended September 30, 2009, interest expense on long-term domestic senior notes was P. 848,734 (P. 734,852 for the nine-month period ended September 30, 2008).

Lines of credit:

At September 30, 2009, there are no committed lines of credit with financial institutions. At December 31, 2008, TELMEX had long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled approximately P. 1,660,051 (U.S.$ 122.6 million), with a floating rate that approximates LIBOR plus 50 basis points.

Debt prepayments:

In October 2008, TELMEX prepaid a portion of its debt with a number of financial institutions of approximately P. 20,901 (U.S.$ 1.6 million).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At September 30, 2009, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling company) or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at September 30, 2009 is as follows:

	Foreign currency (in thousands)	Exchange rate at September 30, 2009 (in units)		Equivalent in Mexican pesos

U.S. dollar	4,623,220	P.	13.5042	P.	62,432,884
Japanese yen	19,891,200		0.1507		2,997,604
Euro	12,915		19.7418		254,976

Total				P.	65,685,464

Long-term debt maturities at September 30, 2009 are as follows:

Years	Amount

2010(*)	P.	98,347
2011		19,266,470
2012		12,520,428
2013		11,738,435
2014 and thereafter		28,415,711

Total	P.	72,039,391

(*) October-December

Subsequent Event

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P. 15,000,000 (nominal amount). On November 3, 2009, two series of long-term domestic senior notes for a total amount of P. 6,000,000 were issued under this program, P. 4,000,000 of which mature on October 30, 2014 and P. 2,000,000 of which mature on October 27, 2016.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

Hedges:

Financial instruments held by the Company consist of the following:

	September 30, 2009 (Unaudited)				December 31, 2008
Financial instrument	Notional		Fair value		Notional		Fair value
	(in millions)				(in millions)
Cross currency swaps	U.S.$	4,216	P.	14,141	U.S.$	5,451	P.	20,913
Forwards dollar-peso	U.S.$	370		7
Interest-rate swaps in pesos	P.	23,752		(765)	P.	23,752		(369)
Interest-rate swaps in dollars					U.S.$	100		(30)
Cross currency coupon swaps	U.S.$	350		(7)	U.S.$	350		(95)

Total			P.	13,376			P.	20,419

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At September 30, 2009, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P. 56,933,701 (U.S.$ 4,216 million) (P. 73,799,967 or U.S.$ 5,451 million at December 31, 2008). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$ 1,495 million and bank loans that mature from 2009 to 2018 in the total amount of U.S.$ 2,721 million. These agreements allow TELMEX to fix the parity of such debt at a weighted average exchange rate of P. 10.5704 per U.S. dollar, as well as establish partially a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a fixed rate equal to the average 28-day TIIE, less 26 basis points, for the bank loans.

For the nine-month period ended September 30, 2009, the Company recognized a charge of P. 2,750,808 (credit of P. 563,166 for the nine-month period ended September 30, 2008) in financing cost for these cross currency swaps due to the changes in their fair value. Additionally in 2009, the Company recognized a net credit of P. 3,119,841 for the early termination of cross currency swaps, which includes P. 1,580,584 related with the cash flow hedging instruments for the debt that was repaid in 2009.

Forwards dollar-peso

During 2009 the Company has entered into short-term exchange hedges which, at September 30, 2009, covered liabilities of

P. 4,996,554 (U.S.$ 370 million) (at December 31, 2008, the Company had no forward contracts outstanding). For the nine-month period ended September 30, 2009, the Company recognized a net charge of P. 227,967 (charge of P. 1,807,907 for the nine-month period ended September 30, 2008) as part of financing cost due to changes in the fair value of these forwards.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

Interest rate swaps

At September 30, 2009 and December 31, 2008, the Company had interest rate swaps for an aggregate notional amount of P. 23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. At September 30, 2009 the Company had no interest rate swaps in U.S. dollars contracts outstanding. At December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P. 1,320,230 (U.S.$ 100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matured in August 2009.

At September 30, 2009, the Company had currency coupon swaps that cover interest payments of P. 4,726,470

(U.S.$ 350 million) (P. 4,738,405, or U.S.$ 350 million, at December 31, 2008).

For the nine-month period ended September 30, 2009, the Company recognized a net expense for these swaps in financing cost of P. 1,636,228 (P. 1,458,701 in September 30, 2008).

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of U.S.$ 290 million. At September 30, 2009, 61% of the Company’s outstanding derivatives are subject to such margin call requirements; however, no margin calls had been required at such date.

5. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	September 30, 2009 (Unaudited)		December 31, 2008

Suppliers	P.	1,610,617	P.	4,471,128
Employee benefits		6,014,436		3,012,967
Related parties		1,457,329		1,993,079
Accrual for other contractual employee benefits		1,199,556		1,310,570
Vacation accrual		1,332,119		1,287,747
Interest payable		670,735		1,187,525
Sundry creditors		155,853		277,838
Other		3,860,085		2,377,252

Total	P.	16,300,730	P.	15,918,106

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

6. Labor Obligations

Labor obligations liability consists of the following:

	September 30, 2009 (Unaudited)	December 31, 2008
Deferred employee profit sharing	P. 4,225,210	P. 4,849,906
Termination benefits	163,301	147,634

Total	P. 4,388,511	P. 4,997,540

The Company recognized deferred employee profit sharing related to differences in amounts reported for financial reporting and employee profit sharing purposes as follows:

	September 30, 2009 (Unaudited)	December 31, 2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P. 217,718	P. 210,874
Advance billings	177,937	184,219
Accrued liabilities	427,612	372,944
Exchange loss on debt	310,909	409,247

	1,134,176	1,177,284

Deferred employee profit sharing liabilities:
Fixed assets	(3,525,290)	(3,842,874)
Inventories	(5,619)	(9,139)
Licenses	(46,271)	(49,900)
Labor obligations	(1,558,185)	(1,538,794)
Prepaid expenses	(105,524)	(167,311)
Derivative financial instruments	(118,497)	(419,172)

	(5,359,386)	(6,027,190)

Deferred employee profit sharing liability, net	P. (4,225,210)	P. (4,849,906)

7. Foreign Currency Position

At September 30, 2009 and December 31, 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	September 30, 2009 (Unaudited)	Exchange rate at September 30, 2009		December 31, 2008	Exchange rate at December 31, 2008
Assets:
U.S. dollar	161	P.	13.50	183	P.	13.54
Liabilities:
U.S. dollar	4,726		13.50	6,235		13.54
Japanese yen	19,891		0.15	19,891		0.15
Euro	13		19.74	14		19.14

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

8. Contingencies

At September 30, 2009, contingencies described in the audited financial statements as of December 31, 2008 have not significantly changed. An update on certain of those matters as of September 30, 2009 is as follows:

a)	In November 2005, the Federal Telecommunications Commission (COFETEL) issued the guidelines that Teléfonos de México, S.A.B. de C.V. must follow when making changes to local service areas. In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and, in September 2008, another package of 125 local service areas, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL’s orders through applicable legal procedures, which is currently still pending.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b)	Between November 2007 and February 2008, the Federal Competition Commission (COFECO) initiated seven investigations to evaluate if Teléfonos de México, S.A.B. de C.V. has substantial market power or is engaged in monopolistic practices in certain markets.

In preliminary resolutions, COFECO determined that Teléfonos de México, S.A.B. de C.V. has substantial market power in the following markets: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. expressed its disagreement with the proceedings, objected to the findings and submitted evidence against the allegations.

COFECO has confirmed their resolutions for the investigations described in (iii) and (iv) above, and Teléfonos de México, S.A.B. de C.V. filed an appeal for reconsideration against such resolutions. This appeal was denied by COFECO. Teléfonos de México, S.A.B. de C.V. filed a petition for constitutional protection (amparo) against these rulings. Based on COFECO’s final resolutions, COFETEL could impose on the Company specific obligations relating to rates, quality of services and disclosure of information.

With respect to the termination of public switched traffic and the origination of public switched traffic markets described in (i) and (ii) above, COFECO issued final resolutions and Teléfonos de México, S.A.B. de C.V. will file appeals for reconsideration against these rulings and the resolutions will not take effect while that process is under way.

In the remaining three procedures relating to monopolistic practices, COFECO is investigating whether Teléfonos de México, S.A.B. de C.V. is engaged in monopolistic practices in the following markets: (i) the broad-band Internet access services for domestic residential customers; (ii) fixed-network interconnection services; and (iii) inter-urban transport for switched long distance traffic services. These proceedings are currently in the stage of requesting information. COFECO could determine that Teléfonos de México, S.A.B. de C.V. engages in monopolistic practices and eventually impose fines against the Company.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company believes, based on the advice of external lawyers who are handling the above-mentioned cases that there is no certainty that the Company will obtain favorable results.

c)	The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P. 568,869 through July 19, 2010. The regional metropolitan court declared the resolution to be null, but the administrative authorities filed an appeal, which is still pending.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the reasons for the Company’s appeal are well-founded, there is no certainty that the final resolution will be favorable.

d)	In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

e)	On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes certain obligations that are not part of interconnection services.

Teléfonos de México, S.A.B. de C.V. will file an appeal against this plan.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

9. Related Parties

In the nine-month periods ended September 30, 2009 and 2008, the Company had the following significant transactions with related parties:

	2009		2008
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets	P.	1,673,249	P.	2,477,846
Insurance premiums, fees for administrative and operating services, security trading and others		2,388,558		2,364,200
Calling Party Pays interconnection fees and other telecommunications services		5,999,009		7,675,806
Cost of termination of international calls		584,624		476,433
Revenues:
Sale of materials and other services		1,388,833		1,563,261
Sale of long distance and other telecommunications services		4,437,114		4,757,213
Revenues from termination of international calls		887,834		1,469,841

10. Stockholders’ Equity

a)	At September 30, 2009, capital stock is represented by 18,284 million common shares issued and outstanding with no par value, representing the Company’s fixed capital (18,555 million shares at December 31, 2008).

b)	During the nine-month period ended September 30, 2009, the Company acquired 270 million Series “L” shares for P. 3,034,953 and 1.4 million Series “A” shares for P. 15,277. During the nine-month period ended September 30, 2008, the Company acquired 657 million Series “L” shares for P. 11,051,622 and 1.7 million Series “A” shares for P. 28,876.

Accumulated other comprehensive income items consist of the following:

	September 30, 2009 (Unaudited)		December 31, 2008
Fair value of swaps, net of deferred taxes	P.	851,519	P.	2,615,521
Effect of translation of foreign entities		224,253		201,104

Total	P.	1,075,772	P.	2,816,625

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

An analysis of comprehensive income for the nine-month periods ended September 30, 2009 and 2008 is as follows:

	2009		2008
Net income of the period	P.	15,475,379	P.	17,197,239
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(1,764,002)		212,126
Deferred taxes				(242,018)
Effect of translation of foreign entities		23,149		12,351

Comprehensive income	P.	13,734,526	P.	17,179,698

c)	At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P. 0.46 per outstanding share, to be paid in four installments of P. 0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P. 0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. The cash dividends paid in the nine-month periods ended September 30, 2009 and 2008 were P. 5,942,027 and P. 5,789,843, respectively.

11. Income Tax

An analysis of income tax provisions for the nine-month periods ended September 30, 2009 and 2008 is as follows:

	2009		2008
Income tax, current	P.	7,675,094	P.	7,854,932
Deferred tax		(705,231)		(807,689)

Total	P.	6,969,863	P.	7,047,243

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

The Company recognized deferred income taxes related to differences in amounts reported for financial reporting and income tax purposes as follows:

	September 30, 2009 (Unaudited)		December 31, 2008
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	618,491	P.	599,582
Tax loss carryforwards		50,711		75,394
Advance billings		510,945		529,417
Accrued liabilities		1,239,958		1,084,274
Employee profit sharing		1,852,540		2,071,573

		4,272,645		4,360,240

Deferred tax liabilities:
Fixed assets		(14,573,324)		(15,386,755)
Inventories		(15,733)		(25,589)
Licenses		(123,644)		(132,936)
Labor obligations		(4,369,510)		(4,304,012)
Prepaid expenses		(273,014)		(189,628)
Derivative financial instruments		(334,579)		(1,129,711)

		(19,689,804)		(21,168,631)

Deferred tax liability, net	P.	(15,417,159)	P.	(16,808,391)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated

Financial Statements

12. Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, corporate networks, Internet and other services. Additional information related to the Company’s operations is provided in Note 1 to the audited financial statements included in the Company’s annual report on Form 20-F. The following summary shows the most important segment information, which has been prepared on a consistent basis with those audited financial statements:

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
Nine-month period ended September 30, 2009
Revenues:
External revenues	P.	49,876	P.	17,322	P.	22,155			P.	89,353
Intersegment revenues		8,810				699	P.	(9,509)
Depreciation and amortization		7,406		1,357		4,722				13,485
Operating income		14,262		2,177		10,150				26,589
September 30, 2009 Segment assets		263,884		44,892		97,302				406,078

Nine-month period ended September 30, 2008
Revenues:
External revenues	P.	53,721	P.	20,754	P.	18,663			P.	93,138
Intersegment revenues		7,744				752	P.	(8,496)
Depreciation and amortization		8,520		1,658		3,271				13,449
Operating income		15,466		5,008		10,017				30,491
December 31, 2008 Segment assets		284,502		53,932		63,321				401,755

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/S/ ADOLFO CEREZO PÉREZ
	Name:	Adolfo Cerezo Pérez
Date: November 5, 2009	Title:	Chief Financial Officer